Form N-8F

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one;  for descriptions, see Instruction 1 above):

[   ]

Merger

[X]

Liquidation

[   ]

Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]

Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:  XTF Advisors Trust (comprised of XTF MODERATE CONSERVATIVE PORTFOLIO,

   XTF MODERATE PORTFOLIO, XTF MODERATE AGGRESSIVE PORTFOLIO, XTF 2010 PORTFOLIO, XTF 2015 PORTFOLIO, XTF 2020 PORTFOLIO, XTF 2025 PORTFOLIO, XTF 2030 PORTFOLIO, XTF 2040+ PORTFOLIO, ETF 20 PORTFOLIO, ETF 40 PORTFOLIO, ETF 50 PORTFOLIO, ETF 60 PORTFOLIO, ETF 70 PORTFOLIO, ETF 80 PORTFOLIO, ETF 100 PORTFOLIO)

3.

Securities and Exchange Commission File No.:  811-21971

4.

Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

[]

Initial Application

[X]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, NY 11788

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

JoAnn M. Strasser

Thompson Hine LLP

312 Walnut Street, 14th floor

Cincinnati, Ohio 45202

(513) 352-6725

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, NY 11788

(631) 470-2600

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]

Management company;

[  ]

Unit investment trust; or

[  ]

Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X]

Open-end

[   ]

Closed-end

10.

State law which the fund was organized or formed (e.g., Delaware, Massachusetts):  Delaware

11.

Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

CLS Investment Firm, LLC

4020 South 147th Street

Omaha, NE 68137

XTF Advisors LLC

110 Wall St., 18th Fl.

New York, NY 10005

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Aquarius Fund Distributors, LLC (now known as Northern Lights Fund Distributors, LLC)

4020 South 147th Street

Omaha, NE 68137

XTF Capital LLC

110 Wall St., 18th Fl.

New York, NY 10005

13.

If the fund is a unit investment trust (“UIT”) provide:  N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X ] Yes          [ ] No

If Yes, for each UIT state:

Name(s):

Genworth Life & Annuity VA Separate Account 1 (August 19, 1987) Genworth Life & Annuity VA Separate Account 2 (June 5, 2002)

RetireReady Choice Variable Annuity
RetireReady Extra Variable Annuity
RetireReady Freedom Variable Annuity
RetireReady Selections Variable Annuity

Personal Income Design Variable Annuity
RetireReady Bonus Variable Annuity

File No.: 811-05343 File No.: 811-21892

Genworth Life of New York VA Separate Account 1 (April 1, 1996)	RetireReady Choice NYVariable Annuity RetireReady Selections Variable Annuity Personal Income Design NY Variable Annuity RetireReady Bonus NY Variable Annuity	File No.: 811-08475

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes

[ ] No

If Yes, state the date on which the board vote took place:  March 18, 2008.

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[   ] Yes

[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Neither the Delaware Statutory Trust Act, nor the Fund's Agreement and Declaration of Trust require a shareholder vote to achieve dissolution.

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes

[    ]No

(a)

If Yes, list the date(s) on which the fund made those distributions):  June 20, 2008  _____________

(b)

Were the distributions made on the basis of net assets?

[X] Yes

[  ] No

(c)

Were the distributions made pro rata based on share ownership?

[X] Yes

[  ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain  how it was calculated:

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes

[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes

[  ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes

[  ] No

If No,

(a)

How many shareholders does the fund have as of the date of this form is filed?

(b)

Describe the relationship of each remaining shareholders to the fund:

18.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes

[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

18.

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ] Yes

[X ] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[  ] Yes

[  ] No

18.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request for Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)   Legal expenses:

$4,916

(ii)  Accounting expenses:  N/A

(iii) Other expenses (list and identify separately): $3,000 final tax returns & SEC filings

(iv) Total expenses (sum of lines (i)-(iii) above):

  $7, 916

(a)

How were those expenses allocated?  Net Assets

(b)

Who paid those expenses?  The Fund and the Adviser

(c)

How did the fund pay for unamortized expenses (if any)?  None

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes

[X  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative processing?

[ ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X]  No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the Merger:

(a)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(b)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of XTF Advisors Trust, (ii) he is an officer of XTF Advisors Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                                                      /s/ Andrew Rogers

                                                                                    Andrew Rogers

                                                                                    Treasurer